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                                                                    EXHIBIT 99.1

On August 13, 1998, the Registrant issued the following press release:

"FOR IMMEDIATE RELEASE                                Contact: Larry C. Busnardo
----------------------                                            (303) 572-3900



                     BARRETT RESOURCES REPORTS THE BLOWOUT
                        OF THE CAVE GULCH 1-29LAK WELL

DENVER, COLO., AUG. 13, 1998 -- Barrett Resources Corporation (NYSE: BRR) reported that its Cave Gulch 1-29LAK well blew out at approximately 2:00 a.m. Mountain Time this morning. The well is currently venting natural gas to the atmosphere. The well, which Barrett operates and owns a 70 percent working interest, appears to be totally lost.

No one was injured by the blowout. Expert well control personnel are en route to the well.

On February 14, 1998, the well encountered a gas flow. With the assistance of well and pressure control personnel the gas from the 1-29LAK well was diverted into a sales line on February 20. As of August 12, the well was producing 45 million cubic feet of gas per day. Since February 20, the well had produced a total of 7 billion cubic feet of gas and the pressure of the well had declined from approximately 10,900 psi to 8,800 psi.

In light of the 1-29LAK blowout, Barrett will consider delaying for safety purposes the testing of the 3-29MAD well, which is located one-half mile from the 1-29LAK well. The testing of the 3-29MAD testing (sic.) had been scheduled to begin on August 18.

Barrett Resources is a Denver-based independent natural gas and oil exploration and production company that is also involved in gas gathering, marketing and trading activities. Barrett's properties are focused primarily in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent area of Kansas, Oklahoma, New Mexico and Texas, and the Gulf of Mexico region of offshore Texas and Louisiana. For additional information about Barrett, please visit our Web site at www.brr.com.
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FORWARD-LOOKING STATEMENTS

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Any such projections or statements reflect the Company's current views with respect to future events and financial performance. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.


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